UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

EDGE PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	76-0511037
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 Travis, Suite 2000 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	Not Applicable

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction
A. (c)(1), please check the following box.	☐

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please

check the following box.	☐

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value $0.01 per share

(title of class)

This Amendment No. 1 amends and restates the Registration Statement on Form 8-A filed by the Registrant on February 14, 1997 relating to the Registrant’s common stock.

Item 1.                                                 Description of Registrant’s Securities to be Registered.

The authorized capital stock of Edge Petroleum Corporation, a Delaware corporation consists of 60,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The following summary does not purport to be complete, and reference is made to the more detailed provisions of Edge’s restated certificate of incorporation, as amended to date, and bylaws, as amended to date, which are filed as exhibits to this Registration Statement on Form 8-A/A.

Common Stock

The holders of the common stock have ordinary voting rights for the election of directors and for other corporate matters. Each share is entitled to one vote. Holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the shares voting for the election of directors can elect all the directors of Edge if they choose to do so. The holders of the common stock have no preemptive, conversion or redemptive rights, and are not entitled to the benefits of any sinking fund. The common stock is not assessable. The holders of common stock are entitled to the dividends that may be declared from time to time by Edge’s board of directors out of funds legally available for dividends.

Preferred Stock

Edge’s board of directors has the authority, without stockholder approval, to issue up to five million shares of preferred stock in one or more series, and to determine the number of shares, powers, designations, preferences, voting powers, dividend rights, liquidation preferences or conversion or exchange rights, redemption provisions, sinking fund provisions and other terms of any such series.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of preferred stock could adversely affect the voting power of the common stockholders. It could also affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which Edge securities are traded.

Provisions of Delaware Law and Edge’s Charter and Bylaws

Limitation of Liability of Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Edge’s certificate of incorporation limits the liability of its directors to Edge or its stockholders to the fullest extent permitted by Delaware law. Specifically, Edge’s directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•                  for any breach of the director’s duty of loyalty to Edge or its stockholders;

•                  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•                  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”); or

•                  for any transaction from which the director derived an improper personal benefit.

This provision in the certificate of incorporation limiting the liability of directors may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Edge and its stockholders. Edge’s bylaws provide indemnification to its officers and directors, and Edge has entered into agreements with each of its directors providing for indemnification.

No Stockholder Action by Written Consent; Special Meetings of Stockholders; Advance Notice Provisions

Edge’s certificate of incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Edge’s bylaws provide that special meetings of the stockholders can be called only by the chairman of the board, the president or a majority of the board of directors. Edge’s bylaws also require written notice to be delivered to the Secretary of Edge by a stockholder:

•                  in the event of business to be brought by a stockholder before an annual meeting, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and

•                  in the event of nominations of persons for election to the board of directors by any stockholder,

•                  with respect to an election to be held at the annual meeting of stockholders, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and

•                  with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in Edge’s bylaws. Edge’s bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to the board of directors of Edge. These procedures may limit the ability of stockholders to nominate candidates for director and bring other business before a stockholder’s meeting, including the consideration of any transaction that could result in a change of control and that might result in a premium to Edge’s stockholders.

Staggered Board of Directors; Number and Removal of Directors

Edge’s certificate of incorporation provides that the board of directors consists of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders’ meeting following the date the acquiror obtains the controlling interest.

Edge’s certificate of incorporation provides that the number of directors will be no greater than 12 and no less than three. The certificate of incorporation further provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the certificate of incorporation authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. Edge’s bylaws also provide that the board of directors will include at least a majority of directors who are not employees. In addition, the bylaws provide that Edge’s compensation committee consist solely of members who are not employees and the audit committee include at least a majority of members who are not employees.  These bylaw requirements are in addition to any applicable requirements of any stock exchange or quotation system regarding director independence and related matters.

Delaware Anti-Takeover Law

Section 203 of the DGCL applies to Edge. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” with a Delaware corporation for three years following the date that person became an interested stockholder unless one of the following applies:

•                  before such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•                  upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•                  following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The restrictions also do not apply to certain business combinations if both of the following conditions are satisfied:

•                  the business combination is proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who either:

•                  had not been an interested stockholder during the previous three years; or

•                  became an interested stockholder with the approval of a majority of the corporation’s directors; and

•                  the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Item 2.                                                 Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A/A:

*3.1	Restated Certificate of Incorporation of Edge effective January 27, 1997 (Incorporated by reference from exhibit 3.1 to Edge’s Current Report on Form 8-K filed April 29, 2005).

*3.2

Certificate of Amendment to the Restated Certificate of Incorporation of Edge effective January 31, 1997 (Incorporated by reference from exhibit 3.2 to Edge’s Current Report on Form 8-K filed April 29, 2005).

*3.3

Certificate of Amendment to the Restated Certificate of Incorporation of Edge effective April 27, 2005 (Incorporated by reference from exhibit 3.3 to Edge’s Current Report on Form 8-K filed April 29, 2005).

*3.4	Bylaws of Edge (Incorporated by Reference from exhibit 3.3 to Edge’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

*3.5	First Amendment to Bylaws of Edge on September 28, 1999 (Incorporated by reference from exhibit 3.2 to Edge’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

*3.6	Second Amendment to Bylaws of Edge on May 7, 2003 (Incorporated by Reference from exhibit 3.4 to Edge’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).

*                                         Incorporated by reference as indicated pursuant to Rule 12b-32.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EDGE PETROLEUM CORPORATION

Date: June 8, 2005	By:	/s/ Michael G. Long
Name: Michael G. Long
Title: Executive Vice President and Chief Financial Officer